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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


               AMENDMENT NO. 6 TO FORM U-1 APPLICATION/DECLARATION


                                      UNDER


                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

 IES Industries Inc.             Interstate Power Company              WPL Holdings, Inc.
 200 First Street S.E.               1000 Main Street          222 West Washington Avenue
 Cedar Rapids, Iowa 52401           Dubuque, Iowa 52004          Madison, Wisconsin 53703

            (Name of companies filing this statement and address of
                          principal executive office)


                                      None


 (Name of top registered holding company, parent of each applicant or declarant)

Lee Liu                            Michael R. Chase             Erroll B. Davis, Jr.
Chairman of the Board &            President and Chief          President and
  Chief Executive Officer            Executive Officer            Chief Executive Officer
IES Industries Inc.                Interstate Power Company     WPL Holdings, Inc.
200 First Street S.E.              1000 Main Street             222 West Washington Avenue
Cedar Rapids, Iowa  52401          Dubuque, Iowa  52004-0769    Madison, Wisconsin
                                                                  53703-0192

                   (Names and addresses of agents for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Barbara J. Swan, Esq.              Stephen W. Southwick, Esq.   Kent Ragsdale, Esq.
Vice President and General         Vice President, General      Staff Counsel
Counsel                             Counsel & Secretary         Interstate Power Company
Wisconsin Power and Light Company  IES Industries Inc.          1000 Main Street
222 West Washington Avenue         200 First Street S.E.        P.O. Box 769
Madison, Wisconsin 53703-0192      Cedar Rapids, Iowa 52401     Dubuque, Iowa 52004-0769

                              M. Douglas Dunn, Esq.
                         Milbank, Tweed, Hadley & McCloy
                1 Chase Manhattan Plaza New York, New York 10005



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The Applicants hereby amend and supplement their Application/Declaration on Form
U-1 in File No. 70-8891 (the "Application") as follows:


1. Electric Integration Item 3, section A.2.b.ii.I., paragraph 22, final sentence. The following sentence is deleted in its entirety:

     The applicants will report to the Commission on or before the expiration of these contracts on future integration plans.

This sentence is replaced with the following:

     In the event that IEC at any time determines for any reason not to construct the two transmission ties or IEC cannot renew or replace the contracts for firm transmission service, IEC will file a post-effective amendment no later than July 30, 2000, concerning the measures it will take to insure that the requirements of Section 2(a)(29)(A) of the Act are satisfied.


2. Procedure and Timing. Items 5 and 6 of the Application are amended and restated to read as follows:

Item 5.    Procedure

     The Commission is respectfully requested to enter an order not later than March 20, 1998 granting and permitting this Application/Declaration to become effective.

     It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Transaction. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.    Exhibits

     Item 6 of the Application is supplemented by adding thereto the following:

     Exhibit -0-5-(b)               Order of the Iowa Utilities Board

     In accordance with Rule 202 of Regulation S-T, the Exhibits were filed with the Commission in paper on March 12, 1998 pursuant to a continuing hardship exemption.


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                                   SIGNATURES


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 12, 1998

                                         WPL HOLDINGS, INC.

                                         By:  /s/ Erroll B. Davis, Jr.
                                              ------------------------
                                              Erroll B. Davis, Jr.
                                              President and Chief Executive
                                              Officer


                                         IES INDUSTRIES INC.

                                         By:  /s/ Lee Liu
                                              -----------
                                              Lee Liu
                                              Chairman of the Board &
                                              Chief Executive Officer


                                         INTERSTATE POWER COMPANY

                                         By:  /s/ Michael R. Chase
                                              --------------------
                                              Michael R. Chase
                                              President and
                                              Chief Executive Officer